Exhibit 99.2

POET TECHNOLOGIES INC.
Head Office:	Operations Office:
Suite 501, 121 Richmond St. W	P.O. Box 555
Toronto, ON, M5H 2K1	Storrs-Mansfield, CT 06268
Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Technologies Announces an Update on the “Lab-to-Fab” Transition

And the 100-nm and 40-nm Scaling Program

Toronto, ON, and Storrs, CT, October 22, 2014 — POET Technologies Inc. (TSX-V: PTK and OTCQX: POETF) (the “Company”) — developer of the planar opto-electronic technology (“POET”) platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer — today announced several key updates on its “Lab-to-Fab” transition and its 100-nm and 40-nm scaling program and several operational updates.

“Lab-to-Fab” Transition: 100-nm and 40-nm Scaling Program Update

The Company recently reported a contractual effort with a “3rd party foundry” to accelerate the transition from “Lab-to-Fab” of the POET technology to a manufacturing status at the 6” wafer scale. The target of the effort is 40-nm dimensions for the critical features.  This engagement will support and enhance the development and verification of the foundation devices and design enablement kits.  Additionally it will provide the baseline FEOL (Front End Of Line) process flow in a manufacturing environment and toolset.  Fabrication at 40-nm (Silicon CMOS) is a mature semiconductor process that has been in existence since 2007-2008.  This enables POET to target a mature process flow and revitalize existing manufacturing lines while delivering predicted performance and power efficiencies that rival today’s state of the art process node in the sub 20-nm range (Silicon CMOS).  This effort will enable and progress two of our current key initiatives which the Company is currently working on, a 100-nm ring oscillator which is a common demonstration vehicle for performance and an integrated 50GHz VCSEL device, both targeted for Q1 of 2015.

Recently, milestone goals and their associated target completion dates have been adjusted to align to potential customer demands.  Mr. Peter Copetti, Executive Chairman and Interim CEO noted: “It is important for us to remain flexible in setting design targets to the market. The Company is focused on delivering to its potential customers the technology nodes that will enable them to leapfrog their competition.  Our “Lab-to-Fab” transition and our new 40-nm target node will deliver just that: a roadmap for integrating electrical and optical capabilities, performance and power efficiency.”

Operational Updates

The Company is anticipating delivery of the 40-nm PET Process Design Kits (PDKs) by the end of the year.  The Company is using Synopsys TCAD tools and services to develop the PET and POET PDKs.  PDKs are used by 3rd party chip developers to create IP libraries that would be used to implement System on Chip (SoC) integrated circuits.  Availability of the PDKs will enable early evaluation of the performance advantages of POET technology and design of IP required for SoC implementation. Daniel DeSimone, the Company’s Chief Technology Officer noted: “We are encouraged by our progress on the PDK development and our level of collaboration with the Synopsys team. This level of modeling is synergistic to our parallel efforts with our 3rd party foundry on the development of 100-nm and 40-nm process flow.”

The Company’s website and the corporate presentation have been updated to highlight the new targets set forth from the management team that reflect customers and market expectations. The value proposition of the company is strong with the new 40-nm feature size target predicted to operate 4 nodes better in logic performance and 3 nodes better in power consumption compared to Silicon CMOS. The density is expected to be comparable and possibly better, as POET requires less buffering and upsizing of logic cells. The POET process offers the ability to have digital, analog and mixed signals and optical devices on the same die or chip. Those capabilities would allow designs of complex systems and SoC (Systems on a Chip) to deliver innovations and integration that are impossible today with existing processes in the market. This process node also takes advantage of existing and mature manufacturing capabilities already available in the industry.

Executive Staff Update

The Company announces the promotion of Stephane Gagnon to Chief Operating Officer of the Company. Mr. Peter Copetti writes: “Stephane brought a steady and focused winning attitude to our executive team.  His diligent work and attention to details make him an ideal fit for this role.” The Company also announces that Mr. Lee Shepherd, Vice President of Technology will be leaving the Company effective October 31.  Mr. Copetti continues: “We want to thank Lee for his many contributions to POET over the last two years. Lee was a very important part of our executive team that led the turn-around for POET.”

Facility Update

The Company has recently established a satellite office in Silicon Valley, San Jose, California. Mr. Stephane Gagnon, Chief Operating Officer notes, “We are excited to finally have an interim office in Silicon Valley while negotiations are underway for a permanent office. It is important to have a presence in the Valley because the majority of our potential customers and partners are located there. Our Executive Vice Chairman, Ajit Manocha is based in the heart of the Silicon Valley and is already active in engaging with potential strategic partners and stakeholders.”

About POET Technologies Inc.

The Company is the developer of the POET platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer. With head office in Toronto, Ontario, Canada, and operations in Storrs, CT, the Company, through ODIS Inc., a U.S. company, designs III-V semiconductor devices for military, industrial and commercial applications, including infrared sensor arrays and ultra-low-power random access memory. The Company has several issued and pending patents for the POET process, with potential high speed and power-efficient applications in devices such as servers, tablet computers and smartphones. The Company’s common shares trade on the TSX Venture Exchange under the symbol “PTK” and on the OTCQX under the symbol “POETF”. For more information please visit our websites at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Michel Lafrance
Michel Lafrance, Secretary

For further information:

Christopher Chu, Taylor Rafferty, LLC

Tel: (908) 251-9869

Email: poet@taylor-rafferty.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward -looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook.  Such statements include the Company’s expectations regarding the expected timing and success of the targeted milestones referred to in this news release and the targeted relative performance of the Company’s technologies over existing technologies.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.